Exhibit 99.1

Hexindai Reports Unaudited First Quarter of Fiscal Year 2019 Financial Results

BEIJING, Sept. 25, 2018/PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced its unaudited financial results for the quarter ended June 30, 2018.

Throughout the release, each ADS represents one ordinary share. Fiscal year refers to the 12 months ended March 31.

First Quarter of Fiscal Year 2019 Operational Highlights

•                      Total loan volume facilitated (1) was US$461.1 million (RMB2.9 billion) during the first quarter of fiscal year 2019, an increase of 130.1% from the first quarter of fiscal year 2018.

•                      Gross billing amount (net of VAT)(2) was US$54.1 million during the first quarter of fiscal year 2019, an increase of 205.2% from the first quarter of fiscal year 2018.

•                      Gross billing ratio (net of VAT)(3) for credit loans was 11.7% during the first quarter of fiscal year 2019, an increase from 8.9% during the first quarter of fiscal year 2018.

•                      Number of borrowers (4) was 28,979 during the first quarter of fiscal year 2019, an increase of 96.7% from the first quarter of fiscal year 2018.

•                      Number of investors (5) was 67,607 during the first quarter of fiscal year 2019, an increase of 82.6% from the first quarter of fiscal year 2018.

First Quarter of Fiscal Year 2019 Unaudited Financial Highlights

•                      Net revenue was US$51.7 million during the first quarter of fiscal year 2019, an increase of 241.8% from the first quarter of fiscal year 2018.

•                      Operating expenses were US$15.6 million during the first quarter of fiscal year 2019, an increase of 224.2% from the first quarter of fiscal year 2018.

•                      Net income was US$29.7 million during the first quarter of fiscal year 2019, an increase of 233.7% from the first quarter of fiscal year 2018.

•                      Basic EPS in the first quarter of fiscal year 2019 was US$0.62 compared to US$0.21 in first quarter of fiscal year 2018.

•                      Diluted EPS in the first quarter of fiscal year 2019 was US$0.56 compared to US$0.21 in first quarter of fiscal year 2018.

(1) Total loan volume facilitated is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.

(2)”Gross billing amount” is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. It differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For the traditional individual credit loan transaction, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue, while for the newly introduced individual credit loan we launched from third quarter of fiscal year 2018, the service fees are charged each period, the gross billing amount equals the gross accumulative loan facilitation service revenue recognized over the estimated term of the credit loan.

(3)”Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented in percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(4) Refers to borrowers who recorded successful borrowing activity on our online marketplace during the relevant period.

(5) Refers to investors who made loan investments on our online marketplace during the relevant period.

•                      Adjusted net income (Non-GAAP) in the first quarter of fiscal year 2019 was US$29.9 million, increased by 236.1% from US$8.9 million in the first quarter of fiscal year 2018.

•                      Adjusted EBIT (Non-GAAP) in the first quarter of fiscal year 2019 was US$36.6 million, increased by 250.9% from US$10.4 million in the first quarter of fiscal year 2018.

Through Hexindai’s platform, the total loan volume facilitated was approximately US$3.0 billion (RMB19.6 billion) from the inception of its business in March 2014 through June 30, 2018.

“We delivered another solid quarter of growth despite a challenging market which I believe demonstrates our corporate flexibility, ability to rapidly adapt, and commitment to maintaining compliance in a rapidly evolving regulatory environment,” commented Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “Net revenue and net income during the quarter both increased at a triple-digit pace to US$51.7 million and US$29.7 million, respectively. We maintained our corporate flexibility in the midst of a difficult market environment and have been working in close cooperation with relevant regulatory authorities to complete the self-examination and correction measures. We believe the inspection process is a positive development for us and the entire sector. Increased regulation will raise the barriers to entry and will create a healthier long-term market environment which allow us to leverage our strong cash position, operational efficiency, and solid risk management and marketing capabilities to consolidate the market. We strategically focus on medium-sized loans targeting borrowers with stable employment and income. Our strategic foresight, high-quality user base, and ability to closely manage risk on our platform have strengthened our confidence and ability to navigate this challenging period for the industry and maintain user trust, which is critical during this period.”

“We made our first cross-border investment during the quarter by buying 20% equity stake for US$1.6 million in Musketeer Group Inc. (“Musketeer”), an Indonesian online lending platform that offers consumption installment loans. This marks the first step in our larger strategy to explore overseas opportunities by leveraging our extensive experience and expertise in new high-growth markets. Growing confidence in our future growth prospects and strong cash position allowed us to return value to shareholders in the form of an annual dividend policy. We will continue to invest in strengthening our risk management systems and developing new market opportunities to ensure we are able to quickly take advantage of opportunities that emerge as the market consolidates. We will also focus on growing our business to scale by improving operational efficiency and enhancing investor and borrower acquisition. I am confident that these initiatives will help us solidify our competitive advantage in China’s rapidly growing consumer lending marketplace and generate long-term sustainable value for our shareholders.”

Accounting Policy Change

Effective on April 1, 2018, Hexindai has adopted the new revenue recognition policy, ASC 606 — Revenue from Contracts with Customers, using the modified retrospective method in accordance with US GAAP (“ASC 606”). As a result of adopting ASC 606, the Company recognized the cumulative effect of initially applying the revenue standard as an increase of approximately US$0.3 million to the opening balances of retained earnings. This adjustment primarily arose from the timing of revenue recognition for loan facilitation service fees that are collected on monthly basis, which under the new revenue standard are recognized at the time of billing instead of upon collection.

First Quarter of Fiscal Year 2019 Unaudited Financial Results

Net revenue

Net revenue during the first quarter of fiscal year 2019 was US$51.7 million, an increase of 241.8% compared to US$15.1 million during the same quarter of fiscal year 2018. The increase was primarily due to the significant increase in the volume of credit loans facilitated through Hexindai’s marketplace, which increased from US$0.2 billion (RMB1.3 billion) in the first quarter of fiscal year 2018 to US$0.5 billion (RMB2.9 billion) in the same quarter of fiscal year 2019. The increase in the volume of credit loans facilitated through Hexindai’s marketplace was driven by an increase in the number of credit loan borrowers from 14,723 in the first quarter of fiscal year 2018 to 28,979 in the same quarter of fiscal year 2019.

Operating expenses

Total operating expenses during the first quarter of fiscal year 2019 were US$15.6 million, an increase of 224.2% from US$4.8 million in the same quarter of last fiscal year. The significant increase was primarily due to an increase in sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses

Sales and marketing expenses during the first quarter of fiscal year 2019 were US$11.7 million, an increase of 354.2% from US$2.6 million during the same quarter of last fiscal year. The increase was primarily due to an increase in employee expenses and advertising expenses associated with enhancing the Company’s brand recognition and acquiring more customers.

Service and development expenses

Service and development expenses during the first quarter of fiscal year 2019 were US$1.4 million, an increase of 2.2% from US$1.3 million during the same quarter of last fiscal year. Service and development expenses remained stable when compared to the same period of last fiscal year, which was primarily due to improvements in operational efficiency.

General and administrative expenses

General and administrative expenses during the first quarter of fiscal year 2019 were US$2.3 million, an increase of 158.6% from US$0.9 million during the same period of last fiscal year. The increase was primarily attributable to an increase in employee expenses, professional service fees and rental expenses.

Share-based compensation

Share-based compensation during the first quarter of fiscal year 2019 was US$0.2 million, compared to nil during the same period of last fiscal year. The increase was attributable to awards granted under the 2016 Equity Incentive Plan since November 3, 2017 on which date the Company completed its IPO.

Net income and earnings per share (“EPS”)

As a result of the foregoing, an increase of 233.7% in our net income, which increased from US$8.9 million during the first quarter of fiscal year 2018 to US$29.7 million during the same quarter of fiscal year 2019. Accordingly, earnings per basic share increased to US$0.62 in the first quarter of fiscal year 2019 from US$0.21 in the same period of fiscal year 2018 and earnings per diluted share increased to US$0.56 in the first quarter of fiscal year 2019 from US$0.21 in the same period of fiscal year 2018.

Adjusted net income and adjusted EPS

Adjusted net income, which excluded share-based compensation expenses, increased by 236.1% to US$29.9 million in the first quarter of fiscal year 2019 from US$8.9 million in the same quarter of fiscal year 2018. Accordingly, adjusted earnings per basic share increased to US$0.62 in the first quarter of fiscal year 2019 from US$0.21 in the same period of fiscal year 2018 and the adjusted earnings per diluted share increased to US$0.56 in the first quarter of fiscal year 2019 from US$ 0.21 in the same quarter of fiscal year 2018.

Cash and Cash Flow

As of June 30, 2018, the Company had cash and cash equivalents of US$148.4 million. Net cash provided by operating activities for the first quarter of fiscal year was US$23.4 million, compared to US$12.4 million in the same quarter of last fiscal year. The increase  was mainly due to an increase in net income during the three months ended June 30, 2018. Net cash used in investing activities for the first quarter ended June 30, 2018 was US$2.5 million, compared to US$0.1 million in the same quarter of last fiscal year. The increase was primarily due to loan principal originating from the Company’s microlending business.

Business Outlook

Based on the information available as of the date of this press release, Hexindai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change (see Safe Harbor Statement below):

Three Months Ending September 30, 2018

•             Total loans facilitated will be in the range of US$32 million to US$36 million.

•             Net revenue will be in the range of US$3 million to US$3.3 million.

•             Adjusted net loss will be in the range of US$11 million to US$13 million.

Fiscal Year Ending March 31, 2019

•             Total loans facilitated will be in the range of US$1.9 billion to US$2.1 billion.

•             Net revenue will be in the range of US$240.0 million to US$260.0 million.

•             Adjusted net income will be in the range of US$115.0 million to US$127.0 million.

Use of Non-GAAP Financial Measures

We used adjusted net income, adjusted EPS and adjusted EBIT, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believed that the non-GAAP financial measures helped identify underlying trends in our business by excluding the impact of share-based compensation expenses, which were non-cash charges. We believed that the adjusted net income provided useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP measures were not defined under U.S. GAAP and was not presented in accordance with U.S. GAAP. This non-GAAP financial measure had limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP measures” set forth at the end of this press release.

Exchange Rate Information

Our business was conducted in China, and our financial records were maintained in RMB, our functional currency. However, we used the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information was first prepared in RMB and then was translated into U.S. dollars at period-end exchange rates in the H.10 statistical release of the Federal Reserve Board as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Recent Developments

Cash Dividend

On July 23, 2018, Hexindai declared a cash dividend of $0.40 per ordinary share, which is equivalent to US$0.40 per American Depositary Share (“ADS”), each of which represents one ordinary share. The cash dividend consisted of an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), and a special cash dividend of US$0.13 per ordinary share (or US$0.13 per ADS).

On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from fiscal year 2018.

Acquisition of Equity Stake in Indonesian Online Lending Platform Musketeer

Hexindai acquired a 20% equity stake in Musketeer on August 9, 2018, an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million. Hexindai believes that Indonesia’s vast online lending market and open regulatory environment present a significant growth opportunity to invest in as its first step into overseas markets.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, September 25, 2018 (8:00 p.m. Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65 6713-5090
U.S. Toll Free	+1 866-519-4004
Mainland China	4006-208038
Hong Kong Toll Free	8009-06601
Passcode: HX

A telephone replay of the call will be available two hours after the conclusion of the conference call through 10:59 p.m. Beijing/Hong Kong Time, October 3, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2-8199-0299
U.S. Toll Free	+1 855-452-5696
Passcode: 9737109

A live and archived webcast of the conference call will be available on the Investor Relations section of Hexindai’s website at http://ir.hexindai.com/.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

HEXINDAI INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	March 31,
	2018	2018
	US$	US$
ASSETS
Current assets
Cash	148,413,218	132,622,467
Receivables, prepayments and other assets	10,211,490	1,248,562
Loans receivable	29,469,103	28,696,234
Interest receivable	1,085,739	555,502
Total current assets	189,179,550	163,122,765
Non-current assets
Property, equipment and software, net	813,580	767,087
TOTAL ASSETS	189,993,130	163,889,852
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	2,153,331	3,786,955
Taxes payable	23,105,631	20,059,828
Total current liabilities	25,258,962	23,846,783
TOTAL LIABILITIES	25,258,962	23,846,783
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 48,368,830 and 47,958,550 shares issued and outstanding as of June 30, 2018 and March 31, 2018, respectively.	4,837	4,796
Additional paid-in capital	59,157,367	58,417,971
Retained earnings	107,197,514	77,241,073
Accumulated other comprehensive (loss) income	(1,625,550)	4,379,229
TOTAL SHAREHOLDERS’ EQUITY	164,734,168	140,043,069
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	189,993,130	163,889,852

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

HEXINDAI INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	For Three Months Ended June 30,
	2018	2017
	US$	US$
NET REVENUE
Loan facilitation, post-origination and other service, net	52,197,005	15,130,590
Business and sales related taxes	(545,508)	(17,669)
NET REVENUE	51,651,497	15,112,921
OPERATING EXPENSES
Sales and marketing	11,665,104	2,568,544
Service and development	1,364,568	1,334,985
General and administrative	2,313,793	894,747
Share-based compensation	214,278	—
Total operating expenses	15,557,743	4,798,276
INCOME FROM OPERATIONS	36,093,754	10,314,645
OTHER INCOME (EXPENSE)
Other income	484,977	159,722
Other expense	(19,909)	(3,859)
Total other income, net	465,068	155,863
INCOME BEFORE INCOME TAXES	36,558,822	10,470,508
PROVISION FOR INCOME TAXES	6,880,207	1,575,944
NET INCOME	29,678,615	8,894,564
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(6,004,778)	433,596
COMPREHENSIVE INCOME	23,673,837	9,328,160

Earnings per common share*-basic	0.62	0.21
Earnings per common share*-diluted	0.56	0.21
Weighted average number of shares outstanding*-basic	47,999,127	42,921,600
Weighted average number of shares outstanding*-diluted	53,011,074	42,921,600

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

HEXINDAI INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(UNAUDITED)

	For Three Months Ended June 30,
	2018	2017
	US$	US$

Net income	29,678,615	8,894,564
Add: Share-based compensation expenses	214,278	—
Adjusted net income	29,892,893	8,894,564

Weighted average number of shares outstanding*-basic	47,999,127	42,921,600
Weighted average number of shares outstanding*-diluted	53,011,074	42,921,600

Earnings per common share*-basic	0.62	0.21
Adjustment related to share-based compensation expenses*-basic	—	—
Adjusted earnings per common share*-basic	0.62	0.21

Earnings per common share*-diluted	0.56	0.21
Adjustment related to share-based compensation expenses*-diluted	—	—
Adjusted earnings per common share*-diluted	0.56	0.21

Net income	29,678,615	8,894,564
Add: Interest income	(203,513)	(49,831)
Income tax expense	6,880,207	1,575,944
Share-based compensation expenses	214,278	—
Adjusted EBIT	36,569,587	10,420,677

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary operating data for three months ended June 30, 2017 and 2018.

	For Three Months Ended June 30,
	2018		2017		Growth Rates (4)
	(RMB)	(US$)	(RMB)	(US$)	Three months ended June 30,2018 compared to June 30, 2017
	(in thousands, except percentages and numbers (5))
Loan volume facilitated
Credit loan principal	2,940,672	461,123	1,268,297	184,921	131.9%
Secured loan principal	—	—	9,900	1,443	-100.0%
Total	2,940,672	461,123	1,278,197	186,364	130.1%
Number of transactions facilitated (1)
Credit loan transactions	28,992	28,992	14,723	14,723
Secured loan transactions	—		13	13
Total	28,992	28,992	14,736	14,736
Average individual transaction amount
Credit loan transactions	101	16	86	13
Secured loan transactions	—	—	762	111
Overall average	101	16	87	13
Gross billing amount (net of VAT)
Credit loan	344,695	54,051	112,798	16,446	205.6%
Secured loan	—	—	132	19	-100.0%
Total	344,695	54,051	112,930	16,465	205.2%
Gross billing ratio (net of VAT)
Credit loan	11.7%	11.7%	8.9%	8.9%
Secured loan	—	—	1.3%	1.3%
Total	11.7%	11.7%	8.8%	8.8%
Number of borrowers
Credit loan transactions	28,979	28,979	14,723	14,723
Secured loan transactions	—	—	13	13
Total	28,979	28,979	14,736	14,736	96.7%
Number of investors
Credit loan transactions (2)	58,596	58,596	24,900	24,900
Secured loan transactions (3)	—	—	27	27
Credit and secured loan transactions	9,011	9,011	12,106	12,106
Total	67,607	67,607	37,033	37,033	82.6%

(1) Number of transactions facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.

(2) Refers to investors who exclusively invested in credit loan transactions during the relevant period.

(3) Refers to investors who exclusively invested in secured loan transactions during the relevant period.

(4) Growth rates are calculated by RMB and exclude the impact from exchange rate in different reporting period to reflect a real growth rate.

(5) Numbers refer to number of transactions facilitated, number of investors and numbers of borrowers presented in the table.

The following table sets forth our revenue breakdown for the periods indicated:

	For Three Months Ended June 30,
	2018	2017
	US$	US$
Revenue (1)
Loan facilitation service	54,051,878	16,446,177
Loan management service	—	167,631
Post-origination service	2,364,879	328,928
Interest income on loans	749,727
Others	—	6,425
Business tax	(545,508)	(17,669)
Cash incentives	(4,969,479)	(1,818,571)
Net Revenue	51,651,497	15,112,921

(1) Represents amounts net of VAT